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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

(Amendment No. 3)

Spherion Corporation
(Name of Subject Company (Issuer))

SPHERION CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share, under the Spherion Corporation 2000 Stock Incentive Plan (formerly the Interim Services Inc. 2000 Stock Incentive Plan), the Interim Services Inc. Amended and Restated 1998 Stock Incentive Plan, the Interim Services Inc. 1998 Stock Incentive Plan, the Interim Services Inc. 1997 Long-Term Executive Compensation and Outside Director Stock Option Plan, the Interim Services Inc. 1993 Long-Term Executive Compensation Plan and the Norrell Corporation 1994 Stock Incentive Plan
(Title of Class of Securities)

848420105
(CUSIP Number of Class of Securities)

Lisa G. Iglesias
Vice President, General Counsel and Secretary
 Spherion Corporation
2050 Spectrum Boulevard
Fort Lauderdale, Florida 33309
(954) 938-7600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Jonathan L. Awner, Esq.
Akerman, Senterfitt & Eidson, P.A.
One S.E. 3rd Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$19,438,652	$3,888

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,961,719 shares of common stock of Spherion Corporation having an aggregate value of $19,438,652 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,888.

Form or Registration No.: Schedule TO.

Filing party: Spherion Corporation.

Date filed: December 21, 2001.

/ /Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /third party tender offer subject to Rule 14d-1. /x/ issuer tender offer subject to Rule 13e-4. / / going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

This Amendment No. 3 to the Tender Offer Statement on Schedule TO is being filed by Spherion Corporation, a Delaware corporation ("Spherion"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange all of its currently outstanding options to purchase common stock having an exercise price equal to or greater than $18.00 per share that were issued under the Spherion Corporation 2000 Stock Incentive Plan (formerly the Interim Services Inc. 2000 Stock Incentive Plan), the Interim Services Inc. Amended and Restated 1998 Stock Incentive Plan, the Interim Services Inc. 1998 Stock Incentive Plan, the Interim Services Inc. 1997 Long-Term Executive Compensation and Outside Director Stock Option Plan, the Interim Services Inc. 1993 Long-Term Executive Compensation Plan and the Norrell Corporation 1994 Stock Incentive Plan for replacement options to purchase common stock that will be issued under the 2000 Stock Incentive Plan on August 9, 2002, or a later date if the offer is extended. Options that vest (or whose vesting accelerates) based on something other than the passage of time (e.g., based on revenue targets or targeted stock trading prices), or that would ordinarily expire before the date that the new options are issued, are excluded from this offer. This offer is being made subject to the terms and conditions set forth in the Offer to Exchange that is attached to this Schedule TO as Exhibit (a)(1).

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended by deleting in its entirety the section entitled "6. Conditions of the Offer" in the Offer to Exchange and replacing such section with the following:

"6.  Conditions of the Offer.

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, if at any time on or after December 21, 2001 and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

  (a)
  there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or those of our subsidiaries, or otherwise could materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or could materially impair the contemplated benefits of the offer to us;

  (b)
  there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

  (1)
  make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

  (2)
  delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

  (3)
  materially impair the contemplated benefits of the offer to us; or

  (4)
  materially and adversely affect our business, condition (financial or other), income, operations or prospects or those of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

  (c)
  there shall have occurred:

  (1)
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

  (2)
  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

  (3)
  any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

    (4)
    any substantial increase or decrease in the market price of the shares of our common stock that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

    (5)
    any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or those of our subsidiaries or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

    (6)
    in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

    (7)
    any decline in the NYSE Composite Index by an amount in excess of 10% measured during any time period after the close of business on December 21, 2001;

  (d)
  there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

  (e)
  a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

  (1)
  any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Commission on or before December 21, 2001;

  (2)
  any person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before December 21, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 5% or more of the outstanding shares of our common stock; or

  (3)
  any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

  (f)
  any material and adverse change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or those of our subsidiaries.

        The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive them, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons."

Item 8. Interest in Securities of the Subject Company.

        Item 8 of the Schedule TO is hereby amended to include the following information regarding transactions in Spherion common stock:

Name	Position	Date	Transaction Type	Number of Shares
Robert E. Livonius	Chief Operating Officer and Executive Vice President	1/9/02 12/12/01 12/21/01	Acquisition(1) Acquisition(2) Acquisition(2)	588 27 27
Roy G. Krause	Chief Financial Officer and Executive Vice President	12/12/01 12/21/01	Acquisition(2) Acquisition(2)	27 27
Lisa G. Iglesias	General Counsel, Vice President and Secretary	1/9/02 12/12/01 12/21/01	Acquisition(1) Acquisition(2) Acquisition(2)	59 15 15
Wayne D. L'Heureux	Vice President, Human Resources	1/9/02 12/12/01 12/21/01	Acquisition(1) Acquisition(2) Acquisition(2)	470 12 12
Roberta Marcantonio	Vice President, Field Service Excellence	1/9/02 12/12/01 12/21/01	Acquisition(1) Acquisition(2) Acquisition(2)	59 10 10
Liza F. Palermo	Vice President, Corporate Communications	12/12/01 12/21/01	Acquisition(2) Acquisition(2)	14 14
Shannon W. Russo	Vice President, Strategic Development and Treasurer	1/9/02 12/12/01 12/21/01	Acquisition(1) Acquisition(2) Acquisition(2)	118 29 29
Mark W. Smith	Vice President, Business Services	1/9/02 12/12/01 12/21/01	Acquisition(1) Acquisition(2) Acquisition(2)	335 14 14
Janet Wahby	Vice President, Global Marketing	12/12/01 12/21/01	Acquisition(2) Acquisition(2)	13 13

(1)
Shares acquired through Spherion's Employee Stock Purchase Plan at a price of $5.95 per share.

(2)
Shares acquired through Spherion's Deferred Compensation Plan at a price of $10.40 per share.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

January 25, 2002	SPHERION CORPORATION
	By:	/s/ ROY KRAUSE
	Title:	Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated December 21, 2001.*
(a)(2)	Form of Election Form.*
(a)(3)	Form of Withdrawal Form.*
(a)(4)	Form of e-mail letter to eligible option holders.*
(a)(5)	Form of letter to eligible option holders.*
(a)(6)	Spherion Corporation Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the SEC on March 16, 2001, which is incorporated herein by reference.
(a)(7)	Spherion Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 28, 2001, filed with the SEC on November 13, 2001, which is incorporated herein by reference.
(a)(8)	Question and answer memo sent to eligible option holders.*
(a)(9)	Form of Personnel Option Status Report.*
(a)(10)	Press Release issued by Spherion Corporation on December 21, 2001.*
(a)(11)	Revised Press Release issued by Spherion Corporation on December 21, 2001.*
(a)(12)	Voicemail communication from Bob Livonius, Chief Operating Officer and Executive Vice President on December 21, 2001.*
(a)(13)	Form of e-mail to eligible option holders confirming receipt of Election Form.*
(a)(14)	Form of e-mail to eligible option holders regarding conference call.*
(a)(15)	Form of e-mail reminder to eligible option holders.*
(d)(1)	Spherion Corporation 2000 Stock Incentive Plan (formerly the Interim Services Inc. 2000 Stock Incentive Plan), filed as Exhibit 10.22 to Spherion Corporation's Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the SEC on March 16, 2001, which is incorporated herein by reference.
(d)(2)	Interim Services Inc. Amended and Restated 1998 Stock Incentive Plan, filed as Exhibit A to Spherion Corporation's Proxy Statement, filed with the SEC on April 2, 1999, which is incorporated herein by reference.
(d)(3)	Interim Services Inc. 1998 Stock Incentive Plan, filed as Exhibit B to Spherion Corporation's Proxy Statement, filed with the SEC on March 12, 1998, which is incorporated herein by reference.
(d)(4)	Interim Services Inc. 1997 Long-Term Executive Compensation and Outside Director Stock Option Plan, filed as Exhibit I to Spherion Corporation's Proxy Statement, filed with the SEC on April 10, 1997, which is incorporated herein by reference.
(d)(5)	Interim Services Inc. 1993 Long-Term Executive Compensation Plan, filed as Exhibit A to Spherion Corporation's Proxy Statement, filed with the SEC on March 28, 1996, which is incorporated herein by reference.
(d)(6)	Norrell Corporation 1994 Stock Incentive Plan, filed as Exhibit 10.27 to Norrell Corporation's Registration Statement on Form S-1, filed with the SEC on June 10, 1994, which is incorporated herein by reference.
(d)(7)	Form of Option Agreement issued pursuant to the Spherion Corporation 2000 Stock Incentive Plan.*

*
Previously filed as an exhibit to the Schedule TO.

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  Item 4. Terms of the Transaction.
  Item 8. Interest in Securities of the Subject Company.
SIGNATURE
INDEX TO EXHIBITS